Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

AXTEL COMMENCES OPERATIONS IN CUERNAVACA

•	Cuernavaca is the 19th city where AXTEL provides local telecommunications services;

•	Cuernavaca and the surrounding municipalities of Jiutepec and Temixco have a population of approximately 900,000 inhabitants.

San Pedro Garza García, Mexico, April 3, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”) a Mexican fixed-line integrated telecommunications company announced last Friday the official startup of operations in Cuernavaca, Morelos.

Roberto Reynoso Corbalá, Southern Region Director of AXTEL, made the inaugural speech, followed by the initial AXTEL call made by Rafael Tamayo, Secretary of Economic Development for the state of Morelos.

The direct investment by AXTEL in Cuernavaca, Jiutepec and Temixco will be approximately $25 million dollars over the next five years.

AXTEL’s initial network deployment in Cuernavaca covers 90% of the population already, with telephone, Internet, and advance data services for users in the residential and business sectors.

“By commencing operations in Cuernavaca, we demonstrate AXTEL’s capabilities to deliver greater-quality telecommunications services while further penetrating new markets.  We promise to work hard to provide modern technology and top-notch customer service to clients in Cuernavaca to quickly gain the confidence of the community”, stated Mr. Reynoso Corbalá.

AXTEL reported 792 thousand lines in service at the close of 2006, and will invest $210 million dollars nationwide in 2007.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 19 cities and long distance telephone services to business and residential customers in over 200 cities. The nineteen cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico and Cuernavaca.

Visit AXTEL on the web at www.axtel.com.mx